Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : INTEGRATED MEDIA TECHNOLOGY LIMITED
ABN: 98 132 653 948

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	CON UNERKOV
Date of last notice	28 April 2016
Date that director ceased to be director	30 MAY 2018

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities 8,350 Ordinary Fully Paid Shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Intek Solution Pty Ltd (Intek Solution Pty Ltd is wholly owned by Mr. Con Unerkov)	8,668 Ordinary Fully Paid Shares
Unerkov Enterprises Pty Ltd (Unerkov Enterprises Pty Ltd is wholly owned by Mr. Con Unerkov)	334 Ordinary Fully Paid Shares

Part 3 – Director's interests in contracts

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
No. and class of securities to which interest relates	NA

+ See chapter 19 for defined terms.